                                                                November 5, 1996

DEAR SHAREHOLDER:

    This financial report covers the fiscal year ended September 30, 1996 which is our twenty-fourth fiscal year of operations.

    Intermediate and long-term interest rates moved generally higher during the fiscal year as economic growth accelerated and labor markets tightened. Fixed income markets focused on the risk that inflation might accelerate and that the Federal Reserve would raise its short-term interest rate targets. Yields on thirty year Treasury bonds rose from 6.5% at the beginning of the fiscal year to 6.9% by September 30, 1996. The bond price declines associated with rising market yields detracted from the total returns available to fixed income investors. Net asset value per share declined 3.2% during the fiscal year, while dividend payments totaled 7.0% of beginning net asset value.

    Net investment income for the year was $1.19 per share. Net realized and unrealized gains on investments were a negative $0.56 per share. Net asset value per share, after dividends of $1.16 per share, declined by $0.53 during the fiscal year. On September 30, 1996 the net asset value per share was $15.97 and the stock closed that day at a market price of $14.75 per share.

    During the fiscal year the Board of Directors declared four quarterly dividends of $0.28 per share which were payable on December 15, 1995 and on March 15, June 14 and September 20, 1996. The Board also declared a year-end extra dividend of $.04 per share payable December 29, 1995.

    No new shares of capital stock were issued in the fiscal year, while 32,900 shares were repurchased in the open market at an average discount to net asset value of 10.46%. On September 30, 1996 there were 8,800,065 shares of capital stock outstanding and the net assets applicable to those shares were $140.5 million.

    As of September 30, 1996 the Company's investment grade long-term bond portfolio contained 68 issues with an average market yield to maturity of 7.6%, an average Moodys quality rating of Aa3, an average duration of 8.6 years and an average maturity of 16.7 years. The distribution of the portfolio maturities and the Moodys quality ratings were as follows:

              AVERAGE MATURITIES                                     QUALITY
-----------------------------------------------  -----------------------------------------------
0-1 year..........................        2.6%   Treasury, Agency and Aaa..........       37.0%
1-3 years.........................        3.9    Aa................................       10.7
3-5 years.........................        7.9    A.................................       23.6
5-10 years........................       24.1    Baa...............................       27.9
10-20 years.......................       33.0    Below Baa.........................        0.8
20 plus years.....................       28.5
                                        ---                                              ---
                                           100%                                             100 %

    At current levels we believe long-term U.S. interest rates are meaningfully above fair value. If market interest rates do decline to levels approximating our estimate of fair value, the portfolio is well positioned to appreciate in market value while continuing to provide shareholders with a stable interest income stream.

STOCK REPURCHASE PLAN

    On July 25, 1988 the Board of Directors of the Company approved a resolution to repurchase up to 700,000 shares of its capital stock. The Company may repurchase shares, at a price not in excess of the market and at a discount from net asset value, if and when such repurchases are deemed appropriate and in the shareholders best interest. Any repurchases will be made in compliance with applicable requirements of the federal securities law.

    Under such law, the Company is required to give written notice to all shareholders of its intention to purchase stock within six months of the actual repurchase of shares. This report is to serve as notice to all shareholders with respect to any shares repurchased within the next six months pursuant to the Companys stock repurchase plan.

    Audited financial statements for the year ended September 30, 1996, and a list of the securities owned on that date are included in this report.

                                                         Sincerely,
                                                         Gary P. Brinson
                                                         PRESIDENT

FORT DEARBORN INCOME SECURITIES, INC. is a closed-end bond fund investing principally in investment grade long-term fixed income debt securities. The primary objective of Fort Dearborn is to provide its shareholders with:

    -a stable stream of current income consistent with external interest rate conditions, and

    -a total return over time that is above what they could receive by investing individually in the investment grade and long-term maturity sectors of the bond market.

                                [CHART TO COME]

                      STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 1996

ASSETS:
Portfolio of investments: (Note 1)
  Debt securities, at value (cost $135,458,241).....  $136,526,072
  Preferred stock, at value (cost $500,000).........      507,500
  Short - term securities, at cost, which
   approximates market (Note 1).....................    1,641,987
                                                      -----------
      Total portfolio of investments................  138,675,559
Cash................................................       72,774
Receivables:
  Investment securities sold........................    2,505,766
  Interest on debt securities (Note 1)..............    2,097,699
                                                      -----------
      Total assets..................................  143,351,798
LIABILITIES:
Payables:
  Investment securities purchased...................    2,557,387
Expenses:
  Accrued investment advisory and administrative
   fees (Note 6)....................................      162,628
  Accrued accounting fees...........................       45,000
  Accrued audit and legal fees......................       30,454
  Accrued custodial and transfer agent fees.........       10,929
  Accrued insurance fees............................        1,100
                                                      -----------
      Total accrued expenses........................      250,111
      Total liabilities.............................    2,807,498
                                                      -----------
NET ASSETS (equivalent to $15.97 per share for
 8,800,065 shares of capital stock outstanding)
 (Note 4)...........................................  $140,544,300
                                                      -----------
                                                      -----------
Analysis of Net Assets:
  Shareholder capital (Note 4)......................  $135,454,146
  Accumulated net realized gain on sales of
   investments......................................    2,911,633
  Unrealized appreciation on investments............    1,075,331
  Accumulated undistributed net investment income...    1,103,190
                                                      -----------
  Net assets applicable to outstanding shares.......  $140,544,300
                                                      -----------
                                                      -----------

                       See Notes to Financial Statements.

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               SEPTEMBER 30, 1996

Interest income earned...............................  $11,511,911
Expenses:
  Investment advisory and administrative (Note 6)....     673,970
  Transfer agent and dividend disbursing agent.......     117,171
  Directors (Note 6).................................      70,965
  Stockholders reports and annual meeting............      59,962
  Professional.......................................      46,766
  Accounting.........................................      45,000
  Registration and filing............................      19,395
  Franchise taxes....................................      15,237
  Custodian..........................................      14,220
  All other expenses.................................      21,102
                                                       ----------
Total expenses.......................................   1,083,788
                                                       ----------
Net investment income................................  10,428,123
                                                       ----------
Net Realized and unrealized gain/(loss) on
 investments:
  Net realized gain from investment transactions
   (excluding short-term securities).................   3,805,586
  Change in unrealized appreciation/(depreciation)...  (8,737,671)
                                                       ----------
Total realized and unrealized loss on investments....  (4,932,085)
                                                       ----------
Net increase in net assets from operations...........  $5,496,038
                                                       ----------
                                                       ----------

                       See Notes to Financial Statements.

                       STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEARS ENDED
                          SEPTEMBER 30, 1996 AND 1995

                                                       1996            1995
                                                  --------------  --------------
From operations:
  Net investment income.........................  $   10,428,123  $   10,172,057
  Net realized gain from investment
   transactions.................................       3,805,586       1,383,243
  Change in unrealized appreciation/
   (depreciation) of investments................      (8,737,671)     11,233,523
                                                  --------------  --------------
  Net increase in net assets from operations....       5,496,038      22,788,823
Dividends to shareholders.......................     (10,228,623)     (9,913,530)
From capital share transactions: (Note 4)
  Net asset value of shares repurchased from
   shareholders.................................        (485,960)       (550,011)
                                                  --------------  --------------
    Net (decrease)/increase in net assets.......      (5,218,545)     12,325,282
Net assets:
  Beginning of period...........................     145,762,845     133,437,563
                                                  --------------  --------------
  End of period (including undistributed net
   investment income of $1,103,190 at September
   30,1996, and $812,182 at September 30, 1995,
   respectively)................................  $  140,544,300  $  145,762,845
                                                  --------------  --------------
                                                  --------------  --------------

                       See Notes to Financial Statements.

                              FINANCIAL HIGHLIGHTS
                            FOR THE FIVE YEARS ENDED
                               SEPTEMBER 30, 1996

Financial highlights for each share of capital stock outstanding through each period:

                                                                     YEARS ENDED SEPTEMBER 30,
                                                  ---------------------------------------------------------------
                                                     1996         1995         1994         1993         1992
                                                  -----------  -----------  -----------  -----------  -----------
Net asset value, beginning of period............       $16.50       $15.04       $17.58       $16.64       $15.63
                                                  -----------  -----------  -----------  -----------  -----------
Net investment income(1)........................         1.19         1.15         1.15         1.22         1.24
Net realized and unrealized gain (loss) on
  investments(2)................................        (0.56)        1.43        (2.57)        0.96         1.01
                                                  -----------  -----------  -----------  -----------  -----------
Total from investment operations................         0.63         2.58        (1.42)        2.18         2.25
  Less dividends from net investment income.....        (1.16)       (1.12)       (1.12)       (1.24)       (1.24)
                                                  -----------  -----------  -----------  -----------  -----------
Net asset value, end of period..................       $15.97       $16.50       $15.04       $17.58       $16.64
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------
Market price per share at end of period.........      $14.750      $14.625      $14.000      $17.375      $16.375
Total investment return (market value)(3).......        8.98%       12.88%      (10.45%)      14.10%       12.25%
Total return (net asset value)(4)...............        3.84%       17.71%       (5.32%)      13.56%       14.85%
Net assets at end of period (in millions).......      $140.50      $145.76      $133.44      $125.02      $117.63
Ratio of expenses to average net assets.........        0.75%        0.69%        0.72%        0.76%        0.86%
Ratio of net investment income to average net
  assets........................................        7.22%        7.34%        7.13%        7.24%        7.73%
Portfolio turnover..............................       159.5%       126.8%        70.2%        12.7%        32.5%
Number of shares outstanding at end of period
  (in thousands)................................        8,800        8,833        8,872        7,111        7,067

--------------------------

(1) Beginning October 1, 1994, net investment income includes amortization of discounts and premiums.

(2) Net realized and unrealized gain (loss) on investments includes the effect on net asset value of the Capital Stock issued in connection with the December, 1993 rights offering.

(3) Total investment return (market value) reflects the market value experiences of a continuous shareholder who made commission- free acquisitions through distributions in accordance with the shareholder reinvestment plan and exercised primary subscription rights in December, 1993 at a price below net asset value.

(4) Total return (net asset value) reflects the Company's portfolio performance and is the combination of reinvested dividend income, reinvested capital gains distributions at NAV, if any, and changes in net asset value per share.

                       See Notes to Financial Statements.

                             PORTFOLIO OF INVESTMENTS
                                SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
DEBT SECURITIES--98.4%

       / / U.S. GOVERNMENT
          SECURITIES (22.5%)

             DIRECT OBLIGATIONS--13.1%
             U.S. Treasury
$ 3,635,000  8.125% Note, due 5/15/21...........  (a)        $ 4,028,330  $ 4,078,016
 54,855,000  Zero Coupon Strip, due 11/15/15....  (a)         14,308,155   14,085,667
                                                             -----------  -----------
                                                              18,336,485   18,163,683
                                                             -----------  -----------

             AGENCY--9.4%
             Federal Home Loan Mortgage Corp.,
              Guaranteed Mortgage Certificates,
    530,762  9.00%, due 8/01/04.................  (a)            553,983      552,158
     61,775  9.50%, due 7/01/18.................  (a)             60,849       65,907
     55,771  7.50%, due 11/01/99................  (a)             54,307       55,240
    867,757  9.00%, due 3/01/17.................  (a)            926,785      916,026
    364,934  9.00%, due 3/01/24.................  (a)            378,111      380,444
             Federal Home Loan Mortgage Corp.,
              Participation Certificates,
     89,113  9.875%, due 3/15/09................  (a)             88,670       94,210
     85,803  9.00%, due 9/15/08.................  (a)             85,803       90,924
     51,370  8.85%, due 3/15/08.................  (a)             49,810       52,911
             Federal National Mortgage
              Association Guaranteed Mortgage
              Pass Thru Certificates,
     41,471  9.50%, due 4/01/20 Pool #93731.....  (a)             41,010       44,452
  1,701,276  7.25% CMO, due 3/25/23.............  (a)          1,438,986    1,551,085
    878,240  7.00% REMIC, due 06/25/13 Series
              1993-106 Class Z..................  (a)            807,843      817,312
    759,882  6.00%, due 4/01/01 Pool #250039....  (a)            741,931      746,584
  2,454,370  6.00%, due 4/01/01 Pool #283449....  (a)          2,504,235    2,411,419
    890,679  6.50%, due 2/01/26.................  (a)            877,414      837,239

                       See Notes to Financial Statements.

                               SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
             Government National Mortage
              Association Pass Thru Mortgage
              Backed Securities,
$    22,115  9.00%, due 5/15/21 Pool
              #298198XSF........................  (a)        $    21,977  $    23,352
    145,010  9.00%, due 10/15/19 Pool
              #283370XSF........................  (a)            144,103      153,212
    138,603  9.00%, due 8/15/19 Pool
              #271892XSF........................  (a)            140,595      146,442
     10,741  9.00%, due 9/15/19 Pool
              #268553XSF........................  (a)             10,895       11,348
    117,221  9.00%, due 6/15/18 Pool
              #253034XSF........................  (a)            116,488      123,851
    103,518  8.50%, due 11/15/16 Pool
              #195322XSF........................  (a)            100,606      107,885
     70,566  8.50%, due 12/15/16 Pool
              #190373XSF........................  (a)             68,582       73,543
  3,790,837  7.50%, due 12/15/22 Pool #780230...  (a)          3,785,574    3,762,406
                                                             -----------  -----------
                                                              12,998,557   13,017,950
                                                             -----------  -----------

       / / CORPORATE BONDS AND
          NOTES (75.9%)

             FINANCE--24.4%
    160,000  Berkshire Hathaway, Inc.,
              9.75% Debenture, due 1/15/18......  Aa1            159,183      169,600
  2,000,000  BHP Finance U.S.A.,
              7.25% Company Guarnteed Notes, due
              3/01/16, guaranteed by Broken Hill
              Proprietary Co. Ltd...............  A2           2,000,000    1,917,600
  3,000,000  Dresdner Bank New York,
              7.25% Sub. Debenture, due
              9/15/15...........................  Aa1          2,994,166    2,886,570
  2,500,000  Ford Credit Auto Loan Master Trust,
              6.50% Asset Backed Note, due
              8/15/02...........................  Aaa          2,493,455    2,457,522

                       See Notes to Financial Statements.

                               SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
$ 1,500,000  Lehman Brothers, Inc,.
              10.00% Senior Note, due 5/15/99...  Baa1       $ 1,482,405  $ 1,604,805
  2,250,000  Nationsbank Corp.,
              7.80% Sub. Note, due 9/15/16......  A3           2,236,083    2,259,045
  4,250,000  News America Holdings, Inc.,
              7.75% Debenture, due 1/20/24......  Baa3         3,626,653    3,985,140
  4,000,000  Republic Bank of New York,
              5.49% Adjustable Rate Note, due
              8/07/02...........................  A1           3,998,530    3,896,800
  2,000,000  Salomon, Inc.,
              6.750% Notes, due 2/15/03.........  Baa1         1,996,003    1,905,240
  5,000,000  Secured Finance Inc.,
              9.05% Guaranteed Senior Secured
              Bonds, due 12/15/04...............  Aaa          4,987,500    5,536,500
  2,500,000  Societe Generale (NY)
              7.40% Sub. Note, due 6/01/06......  Aa3          2,494,362    2,504,250
  4,500,000  Standard Credit Card Trust,
              8.25% Credit Card Certificate of
              Participation, due 1/07/05........  Aaa          4,491,627    4,791,600
                                                             -----------  -----------
                                                              32,959,967   33,914,672
                                                             -----------  -----------

             INTERNATIONAL--20.2%
  2,500,000  Augusta Funding Ltd.,
              7.375% Bond, due 4/15/13 (b)......  Aaa          2,425,941    2,402,000
  2,700,000  Banco Bilbao Vizcaya International,
              7.000% Bank Guaranteed Note, due
              12/01/25..........................  Aa3          2,651,714    2,443,851
  2,000,000  BCH Cayman Island Ltd.,
              7.70% note, due 7/15/06...........  A3           1,986,564    2,021,400
  1,800,000  Hanson Overseas PLC
              6.750% Senior Notes, due
              9/15/05...........................  A3           1,806,939    1,726,560
  3,235,000  International Bank of Recon. &
              Devel.
              9.75% Debenture, due 1/23/16......  Aaa          3,944,261    3,996,228

                       See Notes to Financial Statements.

                               SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
$ 2,200,000  Macmillan Bloedel Ltd.,
              7.700% Debentures, due 2/15/26....  Baa2       $ 2,084,459  $ 1,992,694
  2,500,000  Petro-Canada
              7.875% Debenture, due 6/15/26.....  A3           2,488,358    2,544,400
  1,650,000  Province of Ontario,
              15.75% Debenture, due 3/15/12.....  Aa3          2,294,016    1,819,620
  2,665,000  Province of Quebec,
              7.50% Debenture, due 7/15/23......  A2           2,557,387    2,557,387
  2,000,000  Republic of South Africa,
              9.625% Debenture, due 12/15/99....  Baa3         1,995,074    2,102,500
  2,300,000  Skandinaviaka Enskilda Banken,
              6.625% Bonds, due 3/29/49 (b).....  Baa1         2,280,328    2,230,885
  2,165,000  Sociedad Quimica y Minera
              de Chiles SA, 7.70% Note, due
              9/15/06 (b).......................  Baa1         2,159,783    2,179,462
                                                             -----------  -----------
                                                              28,674,824   28,016,987
                                                             -----------  -----------

             TRANSPORTATION--7.2%
  2,365,000  AMR Corp.,
              9.88% Debenture, due 6/15/20......  Baa3         2,825,888    2,751,370
  2,950,000  Delta Air Lines,
              10.06% Equipment Trust, due
              1/02/16...........................  Baa1         3,429,513    3,424,921
  1,000,000  Northwest Airlines Corp.,
              8.07% Pass Thru Certificate, due
              1/02/15...........................  Baa1         1,000,000    1,034,800
  3,000,000  United Airlines, Inc.,
              7.870% Pass Thru Certificates, due
              1/30/19...........................  Baa1         3,000,000    2,802,810
                                                             -----------  -----------
                                                              10,255,401   10,013,901
                                                             -----------  -----------

             COMMUNICATIONS--4.7%
  2,110,000  Airtouch Communications,
              7.50% Notes, due 7/15/06..........  Baa2         2,098,136    2,103,185

                       See Notes to Financial Statements.

                               SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
$ 5,725,000  BellSouth Corp.,
              6.650% Deferred Interest Bearing
              Bond, due 12/15/2095, begins
              earning interest 12/15/15.........  Aaa        $ 1,511,162  $ 1,152,214
  3,500,000  Southern New England Telephone Co.,
              7.25% Medium Term Note, due
              12/15/33..........................  Aa2          3,475,500    3,247,160
                                                             -----------  -----------
                                                               7,084,798    6,502,559
                                                             -----------  -----------

             INDUSTRIAL--15.2%
  3,000,000  Caterpillar, Inc.,
              9.375% Debenture, due 3/15/21.....  A2           3,000,000    3,554,100
  2,580,000  General Motors Corp.,
              7.70% Note, due 4/15/16...........  A3           2,595,179    2,564,417
  2,315,000  Lockheed Martin Corp.
              7.70% Note, due 6/15/08...........  A3           2,314,047    2,379,126
  3,000,000  Northrop-Grumman Corp.,
              7.75% Note, due 3/01/16...........  Baa3         2,946,140    2,964,150
  3,000,000  Philips Electronics, NV
              7.75% Debenture, due 5/15/25......  A3           2,990,297    2,948,820
  2,500,000  SFP Pipeline Holdings, Inc.,
              10.418% Adjustable Rate Exchange
              Debenture, due 8/15/10............  Baa3         2,300,000    3,100,000
  1,000,000  Time Warner, Inc.
              9.125% Debenture, due 1/15/13.....  Ba1          1,027,527    1,053,430
  2,565,000  Time Warner Entertainment, Inc.,
              8.375% Debenture, due 03/15/23....  Baa3         2,566,034    2,512,777
                                                             -----------  -----------
                                                              19,739,224   21,076,820
                                                             -----------  -----------

             UTILITY-ELECTRIC AND OTHER SERVICES
              COMBINED--4.2%
  3,000,000  ARKLA Inc., 8.64% Medium Term Note,
              due 9/04/98.......................  Baa3         2,910,960    3,093,000

                       See Notes to Financial Statements.

                               SEPTEMBER 30, 1996

                                                    MOODY
FACE VALUE                                         RATING       COST         VALUE
-----------                                       ---------  -----------  -----------
$ 2,500,000  Delmarva Power & Light Co.,
              9.95% Note, due 12/01/20..........  A2         $ 2,498,025  $ 2,726,500
                                                             -----------  -----------
                                                               5,408,985    5,819,500
                                                             -----------  -----------
             Total Debt Securities..............             135,458,241  136,526,072
                                                             -----------  -----------

                            PREFERRED STOCK--.4%

             FINANCE
     20,000  SI Financing Trust I...............  Baa2           500,000      507,500
                                                             -----------  -----------
                                                                 500,000      507,500
                                                             -----------  -----------

                     SHORT TERM SECURITIES--1.2%
  1,300,000  Rite Aid Promissory Note, due
              10/03/96..........................  A2           1,299,406    1,299,406
    343,000  Textron Finance Promissory Note,
              due 10/08/96......................  A2             342,581      342,581
                                                             -----------  -----------
                                                               1,641,987    1,641,987
                                                             -----------  -----------
             Total Portfolio of Investments
              100%..............................             $137,600,228 $138,675,559
                                                             -----------  -----------
                                                             -----------  -----------

------------------------

(a) Moody's as a matter of policy, does not rate this issue.

(b) Restricted Security.

                       See Notes to Financial Statements.

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996

1.  SIGNIFICANT ACCOUNTING POLICIES

    Fort Dearborn Income Securities, Inc. ("the Company") is registered under the Investment Company Act of 1940, as amended, as a diversified closed-end management company. The Company invests principally in investment grade long-term fixed income debt securities with the primary objective of providing its shareholders with:

    -a stable stream of current income consistent with external interest rate conditions, and

    -a total return over time that is above what they could receive by investing individually in the investment grade and long-term maturity sectors of the bond market.

    The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    A. SECURITY VALUATIONS -- Investments are valued based on available quoted bid prices on the valuation date. Short-term securities are valued at amortized cost which approximates value.

    B. INVESTMENT INCOME AND SECURITY TRANSACTIONS -- Interest income is recorded on the accrual basis. Security transactions are accounted for on the trade date. The Company has elected to amortize market discount and premium on all issues purchased after September 30, 1994. Realized gains and losses from security transactions and unrealized appreciation and depreciation of investments are reported on a first-in first-out basis.

    C. FEDERAL INCOME TAXES -- It is the Company's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no provision for federal income taxes is required.

2.  NET ASSET VALUATIONS

    The net asset value of the Company's shares is determined each week as of the close of business on the last day on which the New York Stock Exchange is open, on the last business day of each month, on the eighth trading day prior to the dividend payment date and on the last business day of each calendar quarter, if such days are other than the last business day of the week.

                               SEPTEMBER 30, 1996

3.  DISTRIBUTIONS

    Dividends and distributions payable to shareholders are recorded by the Company on the record date. Net realized gains from the sale of investments, if any, are distributed to shareholders in the succeeding year, unless there are capital loss carryovers which may be applied against such realized gains. Permanent book and tax basis differences relating to expenses that are not deductible for tax purposes totaling $91,508 were reclassified from Undistributed Net Investment Income to Shareholder Capital.

4.  CAPITAL STOCK

    At September 30, 1996 there were 12,000,000 shares of $.01 par value capital stock authorized, and capital paid in aggregate of $135,454,146. During the year ended September 30, 1996 no new shares were issued as part of the dividend reinvestment plan and 32,900 shares were repurchased in the open market at a weighted average discount to Net Asset Value of 10.46% per share by the Company in accordance to the Company's Stock Repurchase Plan.

5.  PURCHASES AND SALES OF SECURITIES

    Purchases and sales (including maturities) of portfolio securities during the year ended September 30, 1996 were as follows: debt securities, $123,961,227 and $122,674,297 respectively; short-term securities, $201,169,357 and $203,111,136, respectively; United States government debt obligations, $97,487,253 and $97,369,177; preferred stock $500,000 and $1,616,346 respectively.

    For Federal income tax purposes the identified cost of investments owned at September 30, 1996, was $137,600,228. The aggregate gross unrealized appreciation is $3,801,861 and the aggregate gross unrealized depreciation is $2,726,530, resulting in aggregate net unrealized appreciation of $1,075,331.

6.  MANAGEMENT AND OTHER FEES

    Under an agreement between the Company and Brinson Partners, Inc. ("the Advisor"), the Advisor manages the Company's investment portfolio, maintains its accounts and records, and furnishes the services of individuals to perform executive and administrative functions for the Company. In return for these services, the Company pays the Advisor a quarterly fee of 1/8 of 1% (annually 1/2 of 1%) of the Company's average weekly net assets up to $100,000,000 and 1/10 of 1% (annually 2/5 of 1%) of average weekly net assets in excess of $100,000,000.

    All Company officers serve without direct compensation from the Company.

                               SEPTEMBER 30, 1996

7.  MORTGAGE BACKED SECURITIES

    The Company invests in Mortgage Backed Securities (MBS), representing interests in pools of mortgage loans. These securities provide shareholders with payments consisting of both principal and interest as the mortgages in the underlying mortgage pools are paid. Most of the securities are guaranteed by federally sponsored agencies -- Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or Federal Home Loan Mortgage Corporation (FHLMC). However, some securities may be issued by private, non-governmental corporations. MBS issued by private entities are not government securities and are not directly guaranteed by any government agency. They are secured by the underlying collateral of the private issuer. Yields on privately issued MBS tend to be higher than those of government backed issues. However, risk of loss due to default and sensitivity to interest rate fluctuations is also higher.

    The Company also invests in Collateralized Mortgage Obligations (CMOs). A CMO is a bond which is collateralized by a pool of MBS. These MBS pools are divided into classes or tranches with each class having its own characteristics. The different classes are retired in sequence as the underlying mortgages are repaid. For instance, a Planned Amortization Class (PAC) is a specific class of mortgages which over its life will generally have the most stable cash flows and the lowest prepayment risk. A GPM (Graduated Payment Mortgage) is a negative amortization mortgage where the payment amount gradually increases over the life of the mortgage. The early payment amounts are not sufficient to cover the interest due, and therefore, the unpaid interest is added to the principal, thus increasing the borrower's mortgage balance. Prepayment may shorten the stated maturity of the CMO and can result in a loss of premium, if any has been paid.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Fort Dearborn Income Securities, Inc.:

    We have audited the accompanying statement of assets and liabilities of Fort Dearborn Income Securities, Inc., (the "Company") including the portfolio of investments, as of September 30, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1996, by correspondence with the custodian and a broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fort Dearborn Income Securities, Inc. as of September 30, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

Chicago, Illinois
October 25, 1996

                REPORT ON THE AUTOMATIC DIVIDEND INVESTMENT PLAN

    The Company's Automatic Dividend Investment Plan, operated for the convenience of the shareholders, has been in operation since the dividend payment of May 5, 1973.

    During fiscal 1996, 89,263 shares were purchased for the Plan participants.

                                                 WHERE
     DIVIDEND         NO. OF                     SHARES
     PAYMENT          SHARES       AVERAGE        WERE
       DATE          PURCHASED      PRICE      PURCHASED
----------------------------------------------------------
December 15, 1995       20,949    $   15.40    Open Market
December 29, 1995        3,039    $   15.30    Open Market
March 15, 1996          21,298    $   15.11    Open Market
June 14, 1996           22,439    $   14.11    Open Market
September 20, 1996      21,538    $   14.71    Open Market

    As explained in the Plan, shares are purchased at the lower of the market value (including commission) or net asset value, depending upon availability. The expense of maintaining the Plan, $1.35 for each participating account per dividend payment, is borne by the Company. Shareholders who have not elected to participate in the Plan, receive all dividends in cash.

    The Plan had 1,234 participants on September 3, 1996. Under the terms of the Plan, any shareholder may terminate participation by giving written notice to the Company. On termination, a certificate for all full shares, plus a check for the value of any fractional interest in shares, will be sent to the withdrawing shareholder, unless the sale of all or part of such shares is requested. ANY REGISTERED SHAREHOLDER WHO WISHES TO PARTICIPATE IN THE PLAN MAY DO SO BY WRITING TO FIRST CHICAGO TRUST COMPANY OF NEW YORK, P.O. BOX 2500 JERSEY CITY, NJ 07303-2500 OR CALLING THEM AT (800) 446-2617. A copy of the Plan and enrollment card will be mailed to you. Shareholders who own shares in nominee name should contact their brokerage firm. All new shareholders will receive a copy of the Plan and a card which may be signed to authorize reinvestment of dividends pursuant to the Plan.

    - THE INVESTMENT OF DIVIDENDS DOES NOT RELIEVE PARTICIPANTS OF ANY INCOME TAX WHICH MAY BE PAYABLE THEREON. THE COMPANY STRONGLY RECOMMENDS THAT ALL AUTOMATIC DIVIDEND INVESTMENT PLAN PARTICIPANTS RETAIN EACH YEAR'S FINAL STATEMENT ON THEIR PLAN PARTICIPATION AS A PART OF THEIR PERMANENT TAX RECORD. THIS WILL INSURE THAT COST INFORMATION IS AVAILABLE IF AND WHEN IT IS NEEDED.

BOARD OF DIRECTORS

RICHARD M. BURRIDGE
Chairman of the Board

C. RODERICK O'NEIL, CFA
Director

RICHARD S. PETERSON
Director

FRANK K. REILLY, CFA
Director

EDWARD M. ROOB
Director

OFFICERS

GARY P. BRINSON, CFA
President

DENNIS L. HESSE
Vice President & Portfolio Manager

JOSEPH A. ANDERSON
Secretary & Treasurer

GREGORY P. SMITH, CFA
Assistant Portfolio Manager

FORT DEARBORN
INCOME SECURITIES, INC.

209 S. LaSalle St.
Eleventh Floor
Chicago, Illinois 60604-1295
(312) 346-0676

STOCK TRANSFER AND
DIVIDEND DISBURSEMENT
AGENT
Mail correspondence to:

First Chicago Trust Company
  of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617

Mail stock certificates to:

First Chicago Trust Company
  of New York
P.O. Box 2506
Jersey City, New Jersey 07303-2506

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
303 East Wacker Drive
Chicago, Illinois 60601

LEGAL COUNSEL
Winston & Strawn
35 West Wacker Drive
Chicago, IL 60601

FORT DEARBORN INCOME SECURITIES, INC.
209 S. LaSalle St.
Eleventh Floor
Chicago, Illinois 60604-1295
(312) 346-0676

FORT
DEARBORN
INCOME
SECURITIES,
INC.

ANNUAL REPORT
SEPTEMBER 30, 1996